Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2015

-	Cloud computing revenues from Project Crystal increased 33.9% in the fourth quarter 2015

-	Mobile internet revenues increased significantly (Xunlei recorded mobile advertising revenue for the first time)

Shenzhen, China, March 10, 2016 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2015.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the financial results: “we are pleased to report significant progress on two important fronts: cloud computing and mobile internet advertising. Project Crystal, which is our cloud computing business, grew 33.9% this quarter, furthering its momentum. We also achieved significant growth on mobile internet advertising, continuing our transition to mobile internet. Our revenues for the past quarter also exceeded the high end of our own guidance range.”

Fourth Quarter 2015 Financial Highlights (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise1)

•	Total revenues were US$35.1 million, a 4.8% increase from the previous quarter and a 1.1% decrease from the corresponding period of 2014.

•	Online advertising revenues (including revenues from mobile advertising) were US$1.7 million, a 62.2% increase from the previous quarter and a 23.9% increase from the corresponding period of 2014.

•	Internet value-added services revenues (“IVAS”) were US$13.6 million, representing a 12.5% increase from the previous quarter, and a 24.3% increase from the corresponding period of 2014. IVAS consists of services other than subscription and advertising and includes cloud computing.

Fourth Quarter 2015 Results (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise)

1 In July 2015, the Company completed and announced the divestiture of its entire stake in Xunlei KanKan, its online video streaming business. For details, see the Company's earnings release containing unaudited financial results for the second quarter of 2015, issued on August 12, 2015. According to applicable accounting standards, assets and liabilities related to Xunlei Kankan were reclassified as assets/liabilities held for sale as of December 31, 2014, while results of operations related to Xunlei Kankan, including comparatives, were reported as loss from discontinued operations. Figures presented in this release are related to continuing operations only, and exclude results from Xunlei Kankan unless indicated otherwise.

Total Revenues

Total revenues were US$35.1 million, up 4.8% sequentially exceeding the high end of the Company’s previously issued guidance range and down 1.1% on a year-over-year basis. The increase in total revenues compared with the previous quarter was mainly attributable to the growth in revenues from cloud computing and Xunlei mobile advertising revenues.

Subscription: Revenues from subscriptions were US$19.8 million, down 2.8% sequentially and 14.6% on a year-over-year basis. The decrease in subscription revenue was primarily attributable to the decline in average revenue per subscriber. However, the number of subscribers increased to 5.02 million as of December 31, 2015 from 4.94 million as of September 30, 2015.

Online advertising (including mobile advertising): Revenues from online advertising were US$1.7 million, up 62.2% sequentially and 23.9% on a year-over-year basis. The increase was mainly driven by revenues from mobile internet, which generated advertising revenues for the first time.

Other internet value-added services (“IVAS”): Revenues from other internet value-added services (including revenues from cloud computing) were US$13.6 million, up 12.5% sequentially and 24.3% on a year-over-year basis. Growth in revenues from cloud computing, which increased 33.9%, was the primary contributor to the growth in IVAS revenues on a sequential basis.

Cost of Revenues

Cost of revenues was US$17.8 million, representing 50.8% of total revenues.

Bandwidth costs: Bandwidth costs were US$10.9 million, representing 31.1% of total revenues, compared with 28.4% in the previous quarter. The increase was primary attributable to continued investments and growth in cloud computing.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$17.1 million, down 3.0% sequentially. Gross margin was 48.8%, compared with 52.7% in the previous quarter. The decrease was primarily attributable to investments related to cloud computing. Our continued investments result, in part, in an increase in bandwidth cost.

Operating Expenses

Total operating expenses for the fourth quarter were US$23.0 million, representing 65.6% of total revenues, compared with 58.5% in the previous quarter. The increase was partly attributable to marketing and promotions expenses related to cloud computing.

Research and development expenses

Research and development expenses for the fourth quarter were US$10.0 million, representing 28.4% of total revenues, compared with 27.6% in the previous quarter.

Sales and marketing expenses

Sales and marketing expenses for the fourth quarter were US$5.8 million, representing 16.5% of total revenues, compared with 11.5% in the previous quarter. The increase in marketing and promotions expenses related to cloud computing was the primary driver for the overall increase.

General and administrative expenses

General and administrative expenses for the fourth quarter were US$7.3 million, representing 20.7% of total revenues, compared with 19.5% in the previous quarter.

Operating Loss

Operating loss US$5.9 million, compared with operating loss of US$2.0 million in the previous quarter. The company continues to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

Loss from discontinued operations was US$0.3 million in the fourth quarter of 2015, compared with a loss of US$0.5 million in the previous quarter.

Net Loss and EPS

Net loss from continuing operations was US$4.6 million in the fourth quarter of 2015, compared with US$3.3 million in the previous quarter. Non-GAAP net loss from continuing operations2 was US$2.2 million in the fourth quarter of 2015, compared with a loss of US$0.7 million in the previous quarter.

Diluted loss per ADS from continuing operations in the fourth quarter of 2015 was US$0.0595. Non-GAAP diluted loss from continuing operations per ADS in the fourth quarter of 2015 was US$0.0240.

Cash Balance

As of December 31, 2015, the Company had cash, cash equivalents and short-term investments of US$432.1 million, compared with US$433.7 million as of December 31, 2014.

Unaudited Financial Results for the Fiscal Year ended December 31, 2015

Total Revenues

Total revenues were US$130.0 million, down 4.3% on a year-over-year basis. The decline in subscription revenues was the primary contributor of the decline.

Subscription: Revenues from subscriptions were US$82.4 million, a decrease of 16.2% on a year-over-year basis.

Online advertising (including mobile advertising): Revenues from online advertising were US$4.8 million, a decrease of 17.4% on a year-over-year basis. The decrease was primarily due to the divestiture of Xunlei Kankan.

 2 Non-GAAP financial measures in this release exclude share-based compensation expenses. See “About Non-GAAP Financial Measures” at the end of this release.

Other internet value-added services: Revenues from other internet value-added services were US$42.8 million, up 34.5% on a year-over-year basis. The increase was primarily attributable to the revenue growth in cloud computing.

Cost of Revenues

Cost of revenues was US$60.0 million, up 7.7% on a year-over-year basis, mainly due to increases in bandwidth costs for cloud computing.

Bandwidth costs: Bandwidth costs were US$37.2 million, up 10.9% on a year-over-year basis. The growth was mainly due to an increase in bandwidth costs for cloud computing.

Gross Profit and Gross Margin

Gross profit for the year was US$69.6 million, compared with US$78.2 million in 2014. Gross margin was 53.5%, compared with 57.6% in 2014, primarily due to the continued investments in cloud computing which is still incurring losses.

Operating Expenses

Total operating expenses for the year were US$82.1 million, up 17.6%.

Research and development expenses

Research and development expenses for the year were US$38.3 million, representing 29.4% of total revenues, compared with 21.5% in 2014. The increase was mainly due to the continued investments and growth in cloud computing.

Sales and marketing expenses

Sales and marketing expenses for the year were US$15.0 million, representing 11.6% of total revenues, compared with 10.0% in 2014. The increase was mainly due to promotion of cloud computing.

General and administrative expenses

General and administrative expenses for the year were US$28.8 million, representing 22.1% of total revenues, compared with 19.8% in 2014. The growth was primarily due to an increase in staff compensation expenses, including share-based compensation.

Operating Loss/Income

Operating loss was US$12.5 million, compared with an operating income of US$8.5 million in 2014. The Company continues to invest in a range of new technologies and services, including cloud computing.

Loss from discontinued operations was US$12.1 million, compared with US$18.4 million in 2014.

Net Loss/ Income and EPS

Net loss from continuing operations was US$2.4 million, compared with a net income of US$28.3 million in 2014. Non-GAAP net income from continuing operations was US$7.4 million, compared with US$35.9 million 2014.

For the fiscal year ended December 31, 2015, diluted loss per ADS from continuing operations was US$0.0160 and non-GAAP diluted earnings per ADS from continuing operations and US$0.1290.

Outlook

The Company remains confident in its core strategy of continued innovation through cloud computing and continues to advance on the technology front and expand in scale. In the near term, the Company's PC-based download acceleration subscriptions remain subject to influence by the continuing government scrutiny of internet content in China, which may have ongoing negative impact on the Company's subscription revenues. In addition, the Company has permitted temporary suspension of services provided to about 281,000 existing subscribers as of the end of the fourth quarter of 2015.

Guidance for First Quarter 2016

For the first quarter 2016, Xunlei estimates total revenues to be between US$35 million to US$38 million, the midpoint of the range representing a year over year increase of 20.9% and a quarter-over-quarter increase of 4.0%, respectively. This estimate represents the management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. US Eastern Time (9:00 p.m. Beijing/Hong Kong Time) on March 11, 2016, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654

Hong Kong:	800-906-606

United States:	+1-855-500-8701

International:	+65 6713-5440

Passcode:	60339140

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065

Hong Kong:	800-963-117

United States:	+1-855-452-5696

International:	+61-2-9003-4211

Replay Passcode:	60339140

Replay End Date:	March 18, 2016

About Xunlei

Xunlei Limited ("Xunlei") is a leading acceleration product and service provider in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the Internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which (1) may not be indicative of Xunlei's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2015	2014
	US$	US$
Assets

Current assets:
Cash and cash equivalents	361,777	404,275
Short-term investments	70,328	29,427
Accounts receivable, net	11,266	5,180
Inventories	480	-
Deferred tax assets	689	2,091
Due from related parties	45	22
Prepayments and other current assets	13,068	13,890
Held-for-sale assets	-	47,045
Total current assets	457,653	501,930

Non-current assets:
Long-term investments	11,319	5,498
Deferred tax assets	8,593	10,862
Property and equipment, net	18,036	16,408
Intangible assets, net	13,433	15,100
Goodwill	21,896	23,237
Prepayment for content copyrights	-	1,532
Other long-term prepayments and receivables	7,431	5,795
Total assets	538,361	580,362

Liabilities
Current liabilities:
Accounts payable	21,736	14,937
Due to a related party	38	84
Deferred revenue and income, current portion	25,113	27,745
Income tax payable	2,470	2,554
Accrued liabilities and other payables	27,379	30,333
Held-for-sale liabilities	-	27,367
Total current liabilities	76,736	103,020

Non-current liabilities:
Deferred revenue and income	5,383	6,825
Deferred tax liability, non-current portion	6,378	8,552
Due to related parties, non-current portion	4,337	4,137
Other long-term payable	846	807
Total liabilities	93,680	123,341

Commitments and contingencies

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014; 368,877,209 issued and 339,319,115 shares outstanding as at Dec 31, 2015)	85	82
Additional paid-in-capital	458,270	446,202
Accumulated other comprehensive (loss)/income	(4,152)	5,894
Statutory reserves	5,132	5,132
Treasury shares (30,274,602 shares and 29,558,094 shares as at December 31, 2014 and December 31, 2015, respectively)	7	7
(Accumulated deficits) / Retained earnings	(12,593)	574
Total Xunlei Limited's shareholders' equity	446,749	457,891
Non-controlling interests	(2,068)	(870)
Total liabilities and shareholders' equity	538,361	580,362

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2015	2015	2014	2015	2014
	US$	US$	US$	US$	US$

Revenues, net of rebates and discounts	35,115	33,510	35,497	129,996	135,812
Business taxes and surcharges	(134)	(93)	(153)	(361)	(1,878)
Net revenues	34,981	33,417	35,344	129,635	133,934
Cost of revenues	(17,845)	(15,752)	(13,529)	(60,034)	(55,755)
Gross profit	17,136	17,665	21,815	69,601	78,179

Operating expenses
Research and development expenses	(9,957)	(9,235)	(9,057)	(38,250)	(29,252)
Sales and marketing expenses	(5,804)	(3,867)	(4,323)	(15,042)	(13,527)
General and administrative expenses	(7,264)	(6,518)	(7,239)	(28,774)	(26,945)
Total operating expenses	(23,025)	(19,620)	(20,619)	(82,066)	(69,724)

Operating (loss)/income	(5,889)	(1,955)	1,196	(12,465)	8,455
Interest income	959	1,291	2,490	5,833	6,733
Interest expense	(60)	(60)	(59)	(239)	(163)
Other income/(loss), net	459	(2,198)	1,540	3,627	13,966
Share of income/(loss) from equity investee	84	45	48	(12)	(259)
(Loss) / Income from continuing operations before income taxes	(4,447)	(2,877)	5,215	(3,256)	28,732
Income tax (expense)/benefit	(132)	(407)	1,995	886	(463)
Net (loss) / income from continuing operations	(4,579)	(3,284)	7,210	(2,370)	28,269

Discontinued operations
(Loss) / gain from discontinued operations before income taxes	(327)	695	(7,338)	(10,048)	(20,330)
Income tax benefit/(expense)	49	(1,199)	778	(2,048)	1,923
Net loss from discontinued operations	(278)	(504)	(6,560)	(12,096)	(18,407)

Net (loss)/income	(4,857)	(3,788)	650	(14,466)	9,862
Less: net loss attributable to non-controlling interest	(554)	(230)	(229)	(1,299)	(950)
Net (loss) / income attributable to Xunlei	(4,303)	(3,558)	879	(13,167)	10,812
Contingent beneficial conversion feature of Series C to a Series C shareholder	-	-	-	-	(57)
Deemed dividend to Series D shareholder from its modification	-	-	-	-	(279)
Accretion of Series D to convertible redeemable preferred shares redemption value	-	-	-	-	(1,870)
Accretion of Series E to convertible redeemable preferred shares redemption value	-	-	-	-	(12,754)
Amortization of beneficial conversion feature of Series E	-	-	-	-	(4,139)
Amortization of beneficial conversion feature of Series E upon IPO	-	-	-	-	(49,346)
Deemed dividend to certain shareholders from repurchase of shares	-	-	-	-	(14,926)
Deemed dividend to preferred shareholders upon IPO	-	-	-	-	(32,807)
Net (loss)/income attributable to common shareholders	(4,303)	(3,558)	879	(13,167)	(105,366)

Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0119)	(0.0091)	0.0229	(0.0032)	(0.4466)
Discontinued operations	(0.0008)	(0.0015)	(0.0202)	(0.0360)	(0.0945)
Total earnings/(loss) per share for common shares, basic	(0.0127)	(0.0106)	0.0027	(0.0392)	(0.5411)

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0119)	(0.0091)	0.0225	(0.0032)	(0.4466)
Discontinued operations	(0.0008)	(0.0015)	(0.0198)	(0.0360)	(0.0945)
Total earnings/(loss) per share for common shares, diluted	(0.0127)	(0.0106)	0.0027	(0.0392)	(0.5411)

Earnings/(loss) per ADS, basic
Continuing operations	(0.0595)	(0.0455)	0.1145	(0.0160)	(2.2330)
Discontinued operations	(0.0040)	(0.0075)	(0.1010)	(0.1800)	(0.4725)
Total earnings/(loss) per ADS, basic	(0.0635)	(0.0530)	0.0135	(0.1960)	(2.7055)

Earnings/(loss) per ADS, diluted
Continuing operations	(0.0595)	(0.0455)	0.1125	(0.0160)	(2.2330)
Discontinued operations	(0.0040)	(0.0075)	(0.0990)	(0.1800)	(0.4725)
Total earnings/(loss) per ADS, diluted	(0.0635)	(0.0530)	0.0135	(0.1960)	(2.7055)

Weighted average number of common shares used in calculating continuing operations:
Basic	337,879,234	337,070,061	325,436,943	335,987,595	194,711,227
Diluted	337,879,234	337,070,061	330,978,838	335,987,595	194,711,227

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,575,847	67,414,012	65,087,389	67,197,519	38,942,245
Diluted	67,575,847	67,414,012	66,195,768	67,197,519	38,942,245

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2015	2015	2014	2015	2014
	US$	US$	US$	US$	US$

GAAP operating (loss)/income	(5,889)	(1,955)	1,196	(12,465)	8,455
Share-based compensation expenses	2,418	2,627	2,510	9,728	7,644
Non-GAAP operating (loss)/ income	(3,471)	672	3,706	(2,737)	16,099

GAAP net (loss)/income from continuing operations	(4,579)	(3,284)	7,210	(2,370)	28,269
Share-based compensation expenses	2,418	2,627	2,510	9,728	7,644
Non-GAAP net (loss)/income from continuing operations	(2,161)	(657)	9,720	7,358	35,913

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0119)	(0.0091)	0.0229	(0.0032)	(0.4466)
Diluted	(0.0119)	(0.0091)	0.0225	(0.0032)	(0.4466)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.0595)	(0.0455)	0.1145	(0.0160)	(2.2330)
Diluted	(0.0595)	(0.0455)	0.1125	(0.0160)	(2.2330)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0048)	(0.0013)	0.0306	0.0258	(0.4073)
Diluted	(0.0048)	(0.0013)	0.0301	0.0258	(0.4073)

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.0240)	(0.0065)	0.1530	0.1290	(2.0365)
Diluted	(0.0240)	(0.0065)	0.1505	0.1290	(2.0365)

Weighted average number of common shares used in calculating:
Basic	337,879,234	337,070,061	325,436,943	335,987,595	194,711,227
Diluted	337,879,234	337,070,061	330,978,838	335,987,595	194,711,227

Weighted average number of ADSs used in calculating:
Basic	67,575,847	67,414,012	65,087,389	67,197,519	38,942,245
Diluted	67,575,847	67,414,012	66,195,768	67,197,159	38,942,245

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com

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